

**Global Leader
in Immersive Technolo**



Gil Ilutowich · 2nd

CEO at Avinu Media

Israel · 500+ connections · **Contact info**

 **Avinu Media**

Ort Yad Sigalovski

Experience



CEO

Avinu Media · Full-time

Aug 2020 – Present · 5 mos

Florida, United States

Avinu Media is a subsidiary of Compedia, aiming to disrupt the church market by providing a digital platform for education and entertainment, live streaming, social networking and fundraising.



Compedia

33 yrs



CEO

2011 – Present · 9 yrs



Owner

1987 – Present · 33 yrs

Education

Ort Yad Sigalovski



Tel Aviv University

